Filed pursuant to Rule 424(b)(3)

Registration No. 333-253759

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated June 7, 2021)

ChargePoint Holdings, Inc.

Up to 246,020,583 Shares of Common Stock

6,521,568 Warrants to Purchase

Common Stock

This prospectus supplement modifies, supersedes and supplements the prospectus dated June 7, 2021, as previously supplemented (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-253759). This prospectus supplement is being filed solely to update the Selling Securityholders (as defined below) information to reflect the distribution of common stock, par value $0.0001 per share (“Common Stock”), previously allocated to certain Selling Securityholders listed in the Prospectus (the “Distribution”). The information with regard to the other Selling Securityholders is unchanged from the information contained in the Prospectus.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 10,470,562 shares of our Common Stock issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”), up to 6,521,568 shares of our Common Stock issuable upon exercise of private placement warrants issued to NGP Switchback, LLC (the “Private Warrants”), and other warrants to purchase up to 8,266,681 shares of our Common Stock. The Prospectus and this prospectus supplement also relate to the resale from time to time, upon the expiration of lock-up agreements, by (i) the selling stockholders named in the Prospectus or their permitted transferees of up to 220,761,772 shares of our Common Stock and (ii) the selling holders of Private Warrants.

Our Common Stock is listed on the New York Stock Exchange under the symbol “CHPT.” On September 28, 2021, the closing price of our Common Stock was $20.83.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2021.

SELLING SECURITYHOLDERS

The following information is provided to update the table appearing under the heading “Selling Securityholders” beginning on page 121 of the Prospectus in order to reflect the Distribution of 6,378,167 shares of Common Stock held by the entities affiliated with Linse Capital, LLC, a Selling Securityholder listed in the Prospectus, including distributing 7,255 shares to Levitate Capital, LP, which was not previously listed as Selling Securityholders in the Prospectus, and 3,428 shares to the G. Richard Wagoner, Jr. Trust. To update the information contained in this section to reflect the Distribution, the following table is revised to include the applicable information of Levitate Capital, LP, to increase the shares of Common Stock offered by the G. Richard Wagoner, Jr. Trust, and to reduce the shares of Common Stock offered by entities affiliated with Linse Capital, LLC following the Distribution.

The shares of Common Stock held by the Selling Securityholders listed in the table below were included in the 246,020,583 shares of Common Stock registered for resale under the registration statement of which the Prospectus forms a part. The percentages in the following table are based on 322,602,267 shares of Common Stock outstanding as of August 31, 2021.

	Number of Shares Beneficially Owned Before Sale of All Shares of Common Stock Offered Hereby		Number of Shares of Common Stock to be Sold in the Offering	Number of Shares Beneficially Owned After Sale of All Shares of Common Stock Offered Hereby
	Number	% (1)	Number	Number	%
Selling Securityholders
Entities affiliated with Linse Capital, LLC (2)	73,673,733	22.1%	73,673,733	—	—
G. Richard Wagoner, Jr. (3)	462,859	*	83,142	379,717	*
Levitate Capital, LP (4)	7,255	*	7,255	—	—

*	Indicates less than 1%
(1)	The percentage of beneficial ownership before this offering is calculated based on 322,602,267 shares of our Common Stock outstanding as of August 31, 2021. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.
(2)	Shares offered hereby consist of (a) 193,264 shares of Common Stock held directly by Linse Capital LLC, (b) 34,904 shares of Common Stock held directly by Linse Capital CP VI GP LP (“Linse GP VI”), (c) 25,156,256 shares of Common Stock, all of which are held directly by Linse Capital CP, LLC (“Linse I”), (d) 7,284,087 shares of Common Stock, all of which are held directly by Linse Capital CP II, LLC (“Linse II”), (e) 8,195,682 shares of Common Stock, all of which are held directly by Linse Capital CP III, LLC (“Linse III”), (f) 5,672,261 shares of Common Stock, all of which are held directly by Linse Capital CP IV, LLC (“Linse IV”), (g) 6,008,549 shares of Common Stock and 2,166,266 shares of Common Stock subject to a warrant exercisable within 60 days of August 31, 2021, all of which are held directly by Linse Capital CP V, LLC (“Linse V”) and (h) 9,573,040 shares of Common Stock and 9,389,424 shares of Common Stock subject to a warrant exercisable within 60 days of August 31, 2021, all of which are held directly by Linse Capital CP VI LLC (“Linse VI,” and collectively, the “Linse Funds”). Linse GP VI is the manager of Linse VI, and Linse Capital Management PR LLC (“LCMPR”) is the general partner of Linse GP VI. Mr. Linse is the managing director of Linse Capital LLC, which is the manager of LCMPR and the managing member of Linse I, Linse II, Linse III, Linse IV and Linse V. Mr. Linse has sole voting and investment power over the shares held by each of the Linse Funds. The principal address of Linse I, Linse II, Linse III, Linse IV and Linse V is 53 Calle Palmeras, Suite 601, San Juan, Puerto Rico 00901. The principal address of Linse VI is 200 S. Virginia, 8th Floor, PMB # 1346127, Reno, NV 89501.
(3)	Shares listed as beneficially owned consist of (a) 379,717 shares of Common Stock subject to options exercisable within 60 days of August 31, 2021 and 728 shares of Common Stock, all of which are held directly by Mr. Wagoner, and (b) 47,285 shares of Common Stock and 35,129 shares of Common Stock subject to a warrant exercisable within 60 days of August 31, 2021, all of which are held directly by the G. Richard Wagoner, Jr. Trust dated July 13, 1989, as amended and restated October 19, 2018 (the “Wagoner Trust”). Shares offered hereby consist of (a) 728 shares of Common Stock held directly by Mr. Wagoner and (b) 47,285 shares of Common Stock and 35,129 shares of Common Stock subject to a warrant, all of which are held directly by the Wagoner Trust. Mr. Wagoner is the trustee of the Wagoner Trust and has sole voting and investment power over the shares held by the Wagoner Trust.
(4)	Mr. Linse is the managing director of Levitate Capital, LP. The principal address of Levitate Capital, LP is 200 S. Virginia, 8th Floor, PMB # 1346127, Reno, NV 89501.